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                                                            EXHIBIT 99.(A)(1)(I)

                        GIANT GROUP Amends Tender Offer

   LOS ANGELES, May 8 /PRNewswire/ -- GIANT GROUP, LTD. (OTC Bulletin Board:
GPOL) announced that it is amending its previously filed tender offer. The tender offer, originally filed on April 19, 2001, offering to purchase any and all outstanding shares of its Common Stock for $0.50 per share was conditioned upon, among other things, the tender by a sufficient number of shareholders such that following the tender offer GIANT would have less than 300 shareholders. This condition has been waived. GIANT is also extending the expiration of the tender offer to May 23, 2001, at 5:00 p.m., New York City time, unless further extended. Accordingly, GIANT will purchase all shares of its common stock validly tendered and not withdrawn prior to May 23, 2001, unless the offer is further extended by GIANT at its discretion.

   The tender offer is intended as a first step towards GIANT becoming a privately-held company. Following the consummation of the tender offer, GIANT intends to deregister its shares under the Securities Exchange Act of 1934 if it has less than 300 shareholders.

   For further information regarding the Offer, contact GIANT's Corporate Secretary at (310) 273-5678, or the Shareholder Relations Department at American Stock Transfer & Trust Company at (718) 921-8200.